Filed by Bank First Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tomah Bancshares, Inc.

Commission File No. 333-236067

April 10, 2020

Dear Plan Participant:

As you know, Tomah Bancshares, Inc. (“TBI”) entered into an Agreement and Plan of Merger (the “Agreement”) with Bank First Corporation (“BFC”), dated as of November 19, 2019. Pursuant to the Agreement, TBI and its wholly owned bank subsidiary, Timberwood Bank, will merge with and into BFC and its wholly owned bank subsidiary, Bank First, N.A., respectively. The effective date of the mergers is currently expected to be May 15, 2020. In anticipation of the mergers and pursuant to the terms of the Agreement, the Timberwood Bank Savings and Retirement Plan (the “Plan”) is to be terminated shortly before the effective date of the mergers.

Shareholders of TBI will vote on the approval of the Agreement at a Special Meeting scheduled for April 24, 2020. As a participant in the Plan, you have the right to direct how the trustees of the Timberwood Bank Savings and Retirement Plan Employee Stock Ownership Trust (the “Trust”) will vote the number of shares allocated to your account at the Special Meeting.

Enclosed are the Notice of Meeting and Proxy Statement, which will describe in detail the matters to be acted upon at the Special Meeting, as well as a copy of the proxy card for voting at the Special Meeting. We encourage you to carefully read the enclosed materials. Please indicate your vote FOR or AGAINST the proposals in the enclosed materials by sending a completed proxy card to the trustees’ agent, Wipfli LLP, by mail at Wipfli LLP, Attn: Nichole Mayer, PO Box 690, Eau Claire, WI 54702-0690, or by e-mail to nmayer@wipfli.com no later than April 23, 2020. Votes received after April 23, 2020 will not be counted.

Wipfli LLP will report the results of the vote to the trustees on an aggregate basis without disclosing the direction of any individual participant. The trustees will then vote the shares held in the Trust at the Special Meeting as directed by participants. If you do not provide your completed proxy card by April 23, 2020, the trustees will use their discretion to decide how to vote your allocated shares.

If you have any questions about the enclosed materials or the voting process, please contact Nichole Mayer at (715) 858-6681 or nmayer@wipfli.com. To preserve confidentiality with respect to your vote, we ask that you not discuss matters regarding your vote with the trustees. On behalf of the board of directors, I would like to express our sincere appreciation for your support of TBI and Timberwood Bank.

Sincerely,

/s/ Kevin Ravenscroft

Kevin Ravenscroft, Trustee